Exhibit 23.1.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Denver Parent Corporation dated October 7, 2013 for the offer to exchange and registration of $255 million of senior notes and to the inclusion therein of our report dated April 15, 2013, with respect to the consolidated financial statements of Venoco, Inc. and subsidiaries included herein and in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Denver, Colorado
October 7, 2013